UNITED STATES

# SECURITIES AND EXCHANGE COMMISSION
# Washington, D.C. 20549

# FORM C-AR

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
✓ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of Issuer:***
Audio Cardio, Inc.

***Legal status of Issuer:***

***Form:***
Corporation

***Jurisdiction of Incorporation/Organization:***
California

***Date of Organization:***
March 14, 2018

***Physical Address of Issuer:***
1846 9th St., 5, Santa Monica, CA 90404, United States

***Website of Issuer:***
https:/www.audiocardio.com

***Current Number of Employees:***
0

|  | Most recent fiscal year-end (2020) | Prior fiscal year-end (2019) |
|---|---|---|
| Total Assets | $86,637 | $278,027 |
| Cash and Cash Equivalents | $86,637 | $207,611 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $41,397 | $59,416 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $26,331 | $2,288 |
| Cost of Goods Sold | $0 | $0 |
| Taxes Paid | $1,409 | $0 |
| Net Income | ($131,460) | ($64,049) |

**May 11, 2021**

**FORM C-AR**

**Audio Cardio, Inc.**



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Audio Cardio, Inc. ("**COI Energy**", the "**Company**," "**we**," "**us**", or "**our**"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**").

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actions or results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The date of this Form C-AR is May 11, 2021.

TABLE OF CONTENTS

**ABOUT THIS FORM C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

**CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS**

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

# SUMMARY

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."*

**The Company**

Audio Cardio, Inc. is a California Corporation incorporated on March 14, 2018.

The Company is located at 1846 9th St., 5, Santa Monica, CA 90404, United States.

The Company's website is https:/www.audiocardio.com

The Company conducts business in United States, Canada, Great Britain, Australia, New Zealand, South Africa, U.K., India, Pakistan. The Company intends to expand into new markets.

# RISK FACTORS

*We urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.*

## Risks Related to the Company's Business and Industry

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.***

With shelter-in-place orders and non-essential business closings happening throughout 2020, 2021 and potentially into the future due to COVID-19, the Company's revenue has been adversely affected.

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our limited revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.***

Currently, our authorized capital stock consists of 10,000,000 shares of Common Stock, of which 8,407,500 shares of common stock are issued and outstanding and an additional 1,592,500 are reserved for issuance upon the exercise of outstanding options or for issuance to the CEO upon the achievement of certain milestones. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

In particular, we are dependent on Chris Ellis our Chief Executive Officer, Sangyeop Sam Kwak, our Chief Science Officer and Brynt Laitipaya, our Head of Operations. The Company has or intends to enter into employment agreements with Chris Ellis, Sangyeop Sam Kwak and Bryant Laitipaya, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Chris Ellis, Sangyeop Sam Kwak, Bryant Laitipaya, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.**

**BUSINESS**

**Description of the Business**
AudioCardio is a digital hearing health and wellness company that has developed a mobile app that is designed to maintain and strengthen hearing. Backed by data and science, the AudioCardio mobile app will personalize an inaudible sound therapy to stimulate the cells inside the ear. It's like physical therapy for your hearing.

**Business Plan**
We are currently selling our product direct to consumer via the Apple App and Google Play Stores. We are also in discussions with multiple companies to resell the AudioCardio app to their client base. For instance, we are speaking with life insurance and health insurance brands that would like to purchase the AudioCardio app subscriptions directly from us and provide it to their policyholders to promote better health and wellness, thus reducing costs to hold their policies. We are also talking to headphone and hearing aid brands about buying and selling our solution to their clients as distributors of the AudioCardio app. These plans are already in motion and in negotiation. The model of direct to consumer was our go to market strategy and we are now using our early success as validation to sell the AudioCardio app and future product lines into distributors and enterprise clients in a business-to-business-to-consumer model.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| AudioCardio | AudioCario offers a mobile app that delivers personalized, inaudible sound therapies. | We operate in a direct to consumer market focused on those aged between 45 - 65 years old with sensorineural hearing loss (e.g., age related, noise induced, disease, otoxic, etc.). We have future plans to move more into a business to business to consumer model. |

**Competition**
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

A few of our competitors generally include: LACE auditory training solution; Hearing aid brands generally (i.e., Sonova, Oticon, Starkey, reSound, Widex); Hearables (Nuheara, Olive Union). The hearing industry has several key hearing aid brands and not many other adequate options for the general public whether it be due to lack of access to care, expensive costs or the negative social stigma associated with them. The solutions listed require that you wear a device (hearing aids, hearables) or sit in front of a computer while you actively engage with a training module (LACE). AudioCardio is a passive solution that runs in the background using consumer headphones or earbuds and requires no active engagement while using it. Less than 20% of people who could benefit from a hearing aid actually own one. AudioCardio will target the 80%+ of people who do not have an adequate solution or support for their hearing issues.

**Customer Base**
We sell our products direct to consumer. Our customers vary in age, but are predominantly between 40 and 70 years old. They all have some degree of hearing loss, tinnitus (ringing in the ears) and are experiencing hearing issues. These are individual end user's who have downloaded the app and are paying a monthly, semi-annual or annual subscription. We have more than 25,000 downloads and more than 2,700 customers who have purchased the AudioCardio app for use. We have conducted more than 130,000 sound therapy sessions and 60,000 hearing assessments.

**Intellectual Property**

*Trademarks*

| Application or Registration # | Goods / Services | Mark | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 5837812 | Music therapy for physical, psychological and cognitive purposes; Music therapy services. | AUDIOCARDIO | August 5, 2018 | August 20, 2019 | USA |

**Governmental/Regulatory Approval and Compliance**
The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**
The Company is not subject to any current litigation or threatened litigation.

# DIRECTORS & OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

## DIRECTORS & OFFICERS

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Chris Ellis | CEO, Director | AudioCardio - CEO - 2017 - Present | B.S. in Business Administration, Marketing from the University of Arizona – 2005. |
| Sangyeop Sam Kwak | Chief Science Officer, Director | Audio Cardio, Inc.- Founder / Chief Sceince Officer Seoul National University - Adjunct Professor - 2018 - Present | B.A. Systematic Musicology / Composition M.A. Psychoacoustics Ph.D Candidate Cognitive Acoustics, Systematic Musicology, Cognitive Science. |
| Bryant Laitipaya | Director of Operations, Director | AudioCardio - Director of Operations - 2019-Present; Happy Returns - Location Partnerships - February 2018- December 2018. | B.S. School of Policy, Management, and Development from University of Southern California - 2011. |

**Chris Ellis**
Chris Ellis is a startup veteran with four previous exits where he held roles ranging from National Channel Manager to Head of Sales in which he led the go to market strategy, strategic partnerships and distribution models. Chris is currently CEO and cofounder of AudioCardio, a digital health and wellness company that has developed technology that aims to restore sensorineural hearing loss.

**Sangyeop Sam Kwak**
Sam Kwak is an inventor of various technologies in the hearing healthcare industry. He specializes in the research and development of hearing related innovative technologies and products. Sam studied Cognitive Acoustics and Systematic Musicology at the University of California, Los Angeles as a Ph.D. student. He worked as a senior researcher in the Music Cognition and Acoustics Laboratory of UCLA and earned a M.A. and B.A. in Psychological Acoustics and Systematic Musicology from Seoul National University, Korea.

**Bryant Laitipaya**
Bryant Laitipaya is a former startup founder who has experience building successful early-stage businesses and has held roles in operations and business development for numerous startups. Bryant is currently the Head of Operations for AudioCardio, a digital health and wellness company that has developed technology that aims to restore sensorineural hearing loss.

**Indemnification**

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**
The Company has 0 employees.

## CAPITALIZATION, DEBT AND OWNERSHIP

**Capitalization**

The Company's authorized capital stock consists of 10,000,000 shares of common stock (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 8,407,500 shares of Common Stock will be issued and outstanding.

*Outstanding Capital Stock*

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

| Type | Common Stock |
|---|---|
| **Amount Outstanding** | 8,407,500 |
| **Par Value Per Share** | $0.001 |
| **Voting Rights** | 1 Vote Per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more Common Stock which may dilute the Security |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 76.66% |

*Outstanding Options, Safes, Convertible Notes, Warrants*

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

| Type | Simple Agreement for Future Equity (SAFE) |
|---|---|
| **Face Value** | $350,000 |
| **Voting Rights** | None except upon conversion |
| **Anti-Dilution Rights** | Investors do have pro-rata rights |
| **Material Terms** | Please see a further discussion below. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | Upon an Equity Financing in which the Company sells Preferred Stock, the SAFEs will convert to equity, which will dilute the Securities. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)\*** | 7.0% |

The Company issued two SAFEs: the first is for $100,000 and has a valuation cap of $5,000,000 and a discount rate of 80%; the other is for $250,000 and has a valuation cap of $5,000,000 and a discount rate of 80%.

*These are estimates based on the valuation cap of the SAFE that has a valuation cap and based on the valuation cap of the Securities for the other. Actual percentages will vary based on additional capital raises and changes in the capitalization of the Company.

| Type | Stock Options |
|---|---|
| **Amount Outstanding** | 500,000 |
| **Par Value Per Share** | None |
| **Voting Rights** | 1 Vote Per Share upon exercise |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | Upon exercise of the options, the holder of the options will acquire Common Stock, which would dilute the Securities. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 4.56% |

| Type | CEO Incentive Stock Grant |
|---|---|
| **Amount To be Issued Upon the Occurrence of milestones reached by the CEO** | 1,092,500 |
| **Par Value Per Share** | None |
| **Voting Rights** | 1 Vote Per Share upon issuance |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | If the CEO achieves certain goals, the CEO will receive the shares. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 9.96% |

| Type | Crowd SAFE (Simple Agreement for Future Equity) |
|---|---|
| **Amount Outstanding** | $177,067 |
| **Voting Rights** | None. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | The Crowd SAFEs have a valuation cap of $9,750,000. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional SAFEs at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such SAFEs would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).*** | 1.82% |

*This is an estimate based on the valuation cap of the Crowd SAFEs. Actual percentages will vary based on additional capital raises and changes in the capitalization of the Company.

**Outstanding Debt**

As of the date of this Form C-AR, the Company has the following debt outstanding:

| Type | Reimbursement to Chris Ellis |
|---|---|
| **Amount Outstanding** | $28,505.69 |
| **Interest Rate and Amortization Schedule** | 0% |
| **Description of Collateral** | None |
| **Other Material Terms** | See the "Transactions With Related Persons And Conflicts Of Interest" Section below for additional information on this loan. |
| **Maturity Date** | Upon Demand |

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Chris Ellis | 3,230,000/Common Stock | 30% |
| Good Ear Company* | 5,177,500 /Common Stock | 49% |

*Sangyeop Kwak beneficially owns 80% of the voting securities of Good Ear Company, which means he indirectly owns approximately 39% of the Company.

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. The financial statements attached hereto as Exhibit A have been certified by our principal executive and have not been reviewed by an independent public accountant.**

## Operations

The Company was incorporated on March 14, 2018 under the laws of the State of California and is headquartered at 1846 9th St., 5, Santa Monica, CA 90404, United States. AudioCardio is a digital hearing health and wellness company that has developed a mobile app that is designed to maintain and strengthen hearing. Backed by data and science, the AudioCardio mobile app will personalize an inaudible sound therapy to stimulate the cells inside the ear. It's like physical therapy for your hearing.

## Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

As of April 30, 2021, the Company had an aggregate of $32,779.40 in cash and cash equivalents, leaving the Company with approximately 9 months of runway.

## Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

## Valuation

The Company has ascribed no valuation to the Company.

## Material Changes and Other Information

Please see the financial statements attached as Exhibit A.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| SAFE | $100,000 | 1 SAFE | General Working Capital | March 10, 2018 | Section(4)(a)(2) |
| SAFE | $250,000 | 1 SAFE | General Working Capital | August 8, 2019 | Section(4)(a)(2) |
| Crowd SAFEs | $177,067 | 177,067 | Sales and Marketing; Product Development; Operations, Hosting & Administrative Costs; Rent, Legal and Accounting | April 28, 2021 | Regulation CF |
| Incentive Stock Options | $0 (Grant in exchange for services) | 500,000 | N/A | November 19, 2018 | Rule 701 |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

From time to time Chris Ellis, the CEO, has made Company purchases from his personal accounts. Chris has not caused all such expenses paid to be reimbursed to him as of the date of the offering, but the Company intends to reimburse Chris for such expenses. The amount of reimbursements is listed above under the Section "Outstanding Debt" above.

# TAX MATTERS

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

# ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available upon request.

## Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Chris Ellis
_____
(Signature)

Chris Ellis
_____
(Name)

CEO, Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Chris Ellis
_____
(Signature)

Chris Ellis
_____
(Name)

CEO, Director
_____
(Title)

May 11, 2021
_____
(Date)

/s/ Sangyeop Sam Kwak
_____
(Signature)

Sangyeop Sam Kwak
_____
(Name)

CSO, Director
_____
(Title)

May 11, 2021
_____
(Date)

/s/ Bryant Laitipaya

(Signature)

Bryant Laitipaya

(Name)

Head of Operations

(Title)

May 11, 2021

(Date)

***Instructions.***

1.       The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.       The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

## EXHIBIT A

*Financial Statements*

I, Chris Ellis, certify that the financial statements of Audio Cardio, Inc. included in this Form C-AR are true and complete in all material respects.

/s/Chris Ellis

(Signature)

Chris Ellis

(Name)

CEO, Director

(Title)

# AudioCardio

## Balance Sheet

### As of December 31, 2020

| | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Simplified Business Checking (9895) | 86,636.99 |
| **Total Bank Accounts** | **$86,636.99** |
| **Total Current Assets** | **$86,636.99** |
| **TOTAL ASSETS** | **$86,636.99** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |
| American Express 22009 | 8,484.56 |
| Brex | 132.39 |
| Chase Ink - ...2749 | 22,779.80 |
| **Total Credit Cards** | **$31,396.75** |
| Other Current Liabilities | |
| SBA EIDL Loan | 10,000.00 |
| **Total Other Current Liabilities** | **$10,000.00** |
| **Total Current Liabilities** | **$41,396.75** |
| **Total Liabilities** | **$41,396.75** |
| Equity | |
| Common Stock | 350,000.00 |
| Retained Earnings | -173,299.33 |
| Net Income | -131,460.43 |
| **Total Equity** | **$45,240.24** |
| **TOTAL LIABILITIES AND EQUITY** | **$86,636.99** |

# AudioCardio

## Profit and Loss by Month
### January - December 2020

| | JAN 2020 | FEB 2020 | MAR 2020 | APR 2020 | MAY 2020 | JUN 2020 |
|---|---:|---:|---:|---:|---:|---:|
| **Income** | | | | | | |
| Apple App Store Sales | 309.88 | 0.00 | 737.53 | 1,710.74 | 0.00 | 2,175.34 |
| Discounts/Refunds Given | 166.14 | 0.00 | 70.00 | 14.99 | 0.00 | 61.14 |
| Google Play Sales | 0.00 | 0.00 | 0.00 | 52.45 | 327.45 | 363.18 |
| Stripe Sales | 0.00 | 0.00 | 0.00 | 96.79 | 379.87 | 119.92 |
| Uncategorized Income | 0.00 | 0.15 | 150.00 | 0.00 | 0.00 | 0.00 |
| **Total Income** | **$476.02** | **$0.15** | **$957.53** | **$1,874.97** | **$707.32** | **$2,719.58** |
| **GROSS PROFIT** | **$476.02** | **$0.15** | **$957.53** | **$1,874.97** | **$707.32** | **$2,719.58** |
| **Expenses** | | | | | | |
| Advertising & Marketing | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Bank Charges & Fees | 0.00 | 0.00 | 119.60 | 35.00 | 0.00 | 29.99 |
| Contractors | 26,956.90 | 2,350.00 | 55,947.20 | 15,635.00 | 2,350.00 | 0.00 |
| Development Costs | 0.00 | 30.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Development Software | 104.75 | 111.10 | 347.25 | 96.71 | 90.64 | 46.77 |
| Digital Advertising | 676.44 | 501.57 | 699.71 | 695.54 | 951.60 | 2,085.63 |
| Interest Paid | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Legal & Professional Services | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Accounting | 0.00 | 73.02 | 0.00 | 0.00 | 0.00 | 0.00 |
| Design | 514.29 | 0.00 | 845.63 | 466.90 | 0.00 | 0.00 |
| Notary Services | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| PR | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| **Total Legal & Professional Services** | **514.29** | **73.02** | **845.63** | **466.90** | **0.00** | **0.00** |
| Marketing Activities | 1,346.16 | 500.00 | 0.00 | 0.00 | 136.14 | 0.00 |
| Meals & Entertainment | 356.60 | 0.00 | 45.81 | 0.00 | 0.00 | 0.00 |
| Memberships | 95.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Office Supplies | 71.97 | 647.82 | 0.00 | 0.00 | 0.00 | 0.00 |
| Operations/BD Software | 368.32 | 117.40 | 44.99 | 133.96 | 159.97 | 191.13 |
| Other Business Expenses | 0.00 | 10.75 | 0.00 | 0.00 | 0.00 | 0.00 |
| Reimbursable Expenses | 0.00 | 0.00 | 150.00 | 0.00 | 0.00 | 0.00 |
| Taxes & Licenses | 404.91 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Travel | 624.50 | 476.88 | 363.03 | 0.00 | 0.00 | 145.05 |
| **Total Expenses** | **$31,519.84** | **$4,818.54** | **$58,563.22** | **$17,063.11** | **$3,688.35** | **$2,498.57** |
| **NET OPERATING INCOME** | **$ -31,043.82** | **$ -4,818.39** | **$ -57,605.69** | **$ -15,188.14** | **$ -2,981.03** | **$221.01** |
| **Other Expenses** | | | | | | |
| Other Miscellaneous Expense | 0.00 | 0.00 | 2,600.00 | 1.29 | 0.00 | 0.00 |
| **Total Other Expenses** | **$0.00** | **$0.00** | **$2,600.00** | **$1.29** | **$0.00** | **$0.00** |
| **NET OTHER INCOME** | **$0.00** | **$0.00** | **$ -2,600.00** | **$ -1.29** | **$0.00** | **$0.00** |
| **NET INCOME** | **$ -31,043.82** | **$ -4,818.39** | **$ -60,205.69** | **$ -15,189.43** | **$ -2,981.03** | **$221.01** |

# AudioCardio

## Profit and Loss by Month

### January - December 2020

| | JUL 2020 | AUG 2020 | SEP 2020 | OCT 2020 | NOV 2020 | DEC 2020 | TOTAL |
|---|---|---|---|---|---|---|---|
| **Income** | | | | | | | |
| Apple App Store Sales | 3,171.52 | 0.00 | 1,949.60 | 2,848.06 | 0.00 | 3,656.78 | $16,559.45 |
| Discounts/Refunds Given | 1,530.00 | 44.97 | 14.99 | 0.00 | 82.11 | 0.00 | $1,984.34 |
| Google Play Sales | 520.09 | 584.72 | 681.24 | 781.76 | 876.50 | 645.65 | $4,833.04 |
| Stripe Sales | 439.82 | 279.87 | 224.86 | 414.78 | 441.84 | 405.81 | $2,803.56 |
| Uncategorized Income | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | $150.15 |
| **Total Income** | **$5,661.43** | **$909.56** | **$2,870.69** | **$4,044.60** | **$1,400.45** | **$4,708.24** | **$26,330.54** |
| **GROSS PROFIT** | **$5,661.43** | **$909.56** | **$2,870.69** | **$4,044.60** | **$1,400.45** | **$4,708.24** | **$26,330.54** |
| **Expenses** | | | | | | | |
| Advertising & Marketing | 0.00 | 0.00 | 154.00 | 89.54 | 0.00 | 0.00 | $243.54 |
| Bank Charges & Fees | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 23.84 | $208.43 |
| Contractors | 2,350.00 | 2,350.00 | 2,350.00 | 2,350.00 | 2,350.00 | 0.00 | $114,989.10 |
| Development Costs | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 500.00 | $530.00 |
| Development Software | 44.56 | 52.22 | 5,425.95 | 156.84 | 136.08 | 33.95 | $6,646.82 |
| Digital Advertising | 1,677.52 | 1,660.53 | 1,255.98 | 1,275.10 | 1,318.28 | 1,431.61 | $14,229.51 |
| Interest Paid | 47.00 | 39.09 | 38.87 | 37.18 | 33.32 | 36.64 | $232.10 |
| Legal & Professional Services | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | $0.00 |
| Accounting | 2,009.00 | 0.00 | 0.00 | 0.00 | 0.00 | 500.00 | $2,582.02 |
| Design | 0.00 | 644.00 | 749.80 | 0.00 | 546.25 | 883.09 | $4,649.96 |
| Notary Services | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 25.00 | $25.00 |
| PR | 0.00 | 0.00 | 0.00 | 0.00 | 772.05 | 0.00 | $772.05 |
| **Total Legal & Professional Services** | **2,009.00** | **644.00** | **749.80** | **0.00** | **1,318.30** | **1,408.09** | **$8,029.03** |
| Marketing Activities | 127.20 | 0.00 | 0.00 | 0.00 | 245.00 | 0.00 | $2,354.50 |
| Meals & Entertainment | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | $402.41 |
| Memberships | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 85.50 | $180.50 |
| Office Supplies | 0.00 | 0.00 | 0.00 | 121.52 | 0.00 | 0.00 | $841.31 |
| Operations/BD Software | 253.52 | 250.33 | 259.32 | 507.99 | 299.99 | 521.40 | $3,108.32 |
| Other Business Expenses | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | $10.75 |
| Reimbursable Expenses | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | $150.00 |
| Taxes & Licenses | 804.00 | 0.00 | 0.00 | 0.00 | 200.00 | 0.00 | $1,408.91 |
| Travel | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | $1,609.46 |
| **Total Expenses** | **$7,312.80** | **$4,996.17** | **$10,233.92** | **$4,538.17** | **$5,900.97** | **$4,041.03** | **$155,174.69** |
| **NET OPERATING INCOME** | **$ -1,651.37** | **$ -4,086.61** | **$ -7,363.23** | **$ -493.57** | **$ -4,500.52** | **$667.21** | **$ -128,844.15** |
| **Other Expenses** | | | | | | | |
| Other Miscellaneous Expense | 0.00 | 0.00 | 14.99 | 0.00 | 0.00 | 0.00 | $2,616.28 |
| **Total Other Expenses** | **$0.00** | **$0.00** | **$14.99** | **$0.00** | **$0.00** | **$0.00** | **$2,616.28** |
| **NET OTHER INCOME** | **$0.00** | **$0.00** | **$ -14.99** | **$0.00** | **$0.00** | **$0.00** | **$ -2,616.28** |
| **NET INCOME** | **$ -1,651.37** | **$ -4,086.61** | **$ -7,378.22** | **$ -493.57** | **$ -4,500.52** | **$667.21** | **$ -131,460.43** |

# AudioCardio

## Statement of Cash Flows
### January - December 2020

|  | TOTAL |
|---|---|
| **OPERATING ACTIVITIES** |  |
| Net Income | -131,460.43 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | 0.00 |
| American Express 22009 | -21,057.47 |
| Brex | -1,236.27 |
| Chase Ink - ...2749 | 22,779.80 |
| SBA EIDL Loan | 10,000.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **10,486.06** |
| **Net cash provided by operating activities** | **$ -120,974.37** |
| **FINANCING ACTIVITIES** |  |
| Opening Balance Equity | 0.00 |
| **Net cash provided by financing activities** | **$0.00** |
| NET CASH INCREASE FOR PERIOD | **$ -120,974.37** |
| Cash at beginning of period | 207,611.36 |
| CASH AT END OF PERIOD | **$86,636.99** |

# Audio Cardio Inc.

(a California Corporation)

**Unaudited Financial Statements**

Period of March 14, 2018 (inception)

through December 31, 2019

Reviewed by:



TaxDrop LLC

A New Jersey CPA Company

# Financial Statements

# Audio Cardio Inc.

Table of Contents


CPA & Advisor

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

January 6, 2021

To:     Board of Directors of Audio Cardio Inc.
        Attn: Chris Ellis, CEO

Re:     2018-2019 Financial Statement Review
        Audio Cardio Inc.

We have reviewed the accompanying financial statements of Audio Cardio Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019 and the related statements of income, equity, and cash flows for the period of March 14, 2018 (inception) through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

**TaxDrop**

TaxDrop LLC
A New Jersey CPA Company

**AUDIO CARDIO, INC.**
**BALANCE SHEET**
**As of December 31, 2019 and 2018**
**(Unaudited)**

| ASSETS | **2019** | **2018** |
|---|---|---|
| Current Assets | | |
| Cash and cash equivalents | $207,611 | $40,316 |
| | | |
| Total Current Assets | **207,611** | **40,316** |
| Fixed Assets | | |
| Internally developed software | 70,710 | 16,370 |
| Accumulated depreciation | (294) | - |
| | | |
| Fixed assets, net | **70,416** | **16,370** |
| | | |
| Total Assets | **278,027** | **56,686** |
| | | |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| | | |
| Current Liabilities | | |
| Accrued expenses | $59,416 | $26,153 |
| | | |
| Total Liabilities | **59,416** | **26,153** |
| | | |
| STOCKHOLDERS' EQUITY | | |
| | | |
| Common stock, $0.001 par value, 10,000,000 shares authorized 7,267,500 and 5,177,500 shares issued and outstanding as of December 31, 2019 and 2018, respectively | 7,268 | 5,178 |
| Additional paid-in capital | 0 | 0 |
| Additional paid-in capital - SAFEs | 350,000 | 100,000 |
| Additional paid-in capital - share-based compensation | 37 | 0 |
| Accumulated deficit | (138,694) | (74,645) |
| | | |
| Total Stockholders' Equity | **218,611** | **30,533** |
| | | |
| Total Liabilities and Stockholders' Equity | **$278,027** | **$56,686** |

**The accompanying notes are an integral part of these financial statements.**

**AUDIO CARDIO, INC.**
**STATEMENT OF OPERATIONS**
**For Period March 14, 2018 (Inception) to December 31, 2018**
**And Year Ending December 31, 2019**
**(Unaudited)**

|  | 2019 |  | 2018 |  |
|---|---|---|---|---|
| Revenues | $ | 2,288 | $ | - |
| Operating expenses |  |  |  |  |
| General and administrative |  | 51,200 |  | 40,946 |
| Sales and marketing |  | 13,490 |  | 21,899 |
| Legal |  | 0 |  | 11,500 |
| Travel |  | 2,353 |  | 300 |
| Depreciation |  | 294 |  | 0 |
| Total operating expenses |  | **67,337** |  | **74,645** |
| Net Operating Loss |  | **(65,049)** |  | **(74,645)** |
| Grant income |  | 1,000 |  | 0 |
| Net Loss | $ | **(64,049)** | $ | **(74,645)** |

**The accompanying notes are an integral part of these financial statements.**

**AUDIO CARDIO, INC.**
**STATEMENT OF STOCKHOLDERS' EQUITY**
**For Period March 14, 2018 (Inception) to December 31, 2018**
**And Year Ending December 31, 2019**
**(Unaudited)**

| | Common Stock | | Additional Paid-In Capital | Additional Paid-In Capital - SAFEs | Additional Paid-In Capital - Share-Based Compensation | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| | Shares | Par Value | | | | | |
| Balance as of March 14, 2018 (Inception) | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Issuance of common stock | 5,177,500 | 5,178 | 0 | 0 | 0 | 0 | 5,178 |
| Issuance of SAFEs | 0 | 0 | 0 | 100,000 | 0 | 0 | 100,000 |
| Net Income (Loss) | 0 | 0 | 0 | 0 | 0 | (74,645) | (74,645) |
| Balance as of December 31, 2018 | 5,177,500 | 5,178 | 0 | 100,000 | 0 | (74,645) | 30,533 |
| Issuance of SAFEs | 0 | 0 | 0 | 250,000 | 0 | 0 | 250,000 |
| Share-based compensation | 2,090,000 | 2,090 | 0 | 0 | 37 | 0 | 2,127 |
| Net Income (Loss) | 0 | 0 | 0 | 0 | 0 | (64,049) | (64,049) |
| Balance as of December 31, 2019 | 7,267,500 | $7,268 | $0 | $350,000 | $37 | ($138,694) | $218,611 |

**The accompanying notes are an integral part of these financial statements.**

**AUDIO CARDIO, INC.**
**STATEMENT OF CASH FLOWS**
**For Period March 14, 2018 (Inception) to December 31, 2018**
**And Year Ending December 31, 2019**
**(Unaudited)**

|  | 2019 | 2018 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net Income (Loss) | **($64,049)** | **($74,645)** |
| Adjustments to reconcile net income (loss) | | |
| to net cash provided by operations: | | |
| Depreciation | 294 | 0 |
| Share-based compensation | 37 | 0 |
| Changes in operating assets and liabilities: | | |
| Increase (Decrease) in accrued expenses | 33,264 | 26,153 |
| | | |
| Net cash used in operating activities | **(30,454)** | **(48,492)** |
| | | |
| **Cash Flows from Investing Activities** | | |
| Payments for internally developed software | (54,340) | (16,370) |
| | | |
| Net cash used in investing activities | **(54,340)** | **(16,370)** |
| | | |
| **Cash Flows from Financing Activities** | | |
| Issuance of common stock | 2,090 | 5,178 |
| Issuance of SAFEs | 250,000 | 100,000 |
| | | |
| Net cash provided by financing activities | **252,090** | **105,178** |
| | | |
| Net change in cash and cash equivalents | **167,295** | **40,316** |
| | | |
| Cash and cash equivalents at beginning of period | 40,316 | 0 |
| Cash and cash equivalents at end of period | **$207,611** | **$40,316** |

**The accompanying notes are an integral part of these financial statements.**

**AUDIO CARDIO, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2019**

NOTE 1 – NATURE OF OPERATIONS

Audio Cardio, Inc. (which may be referred to as the "Company", "we," "us," or "our") provides an application for sound therapy designed to maintain and strengthen hearing. The Company was incorporated in California on March 14, 2018. The Company's headquarters are in Santa Monica, California. The company began operations in 2018.

Since Inception, the Company has relied on the issuance of Simple Agreement for Future Equity ("SAFEs") (see Note 5) to fund its operations. As of December 31, 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. The Company has a limited operating history. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by US GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $207,611 and $40,316 of cash on hand, respectively.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for the internally developed software. The app was released and ready for use in December 2019.

The Company reviews the carrying value of fixed assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling the use of the app. The Company's payments are generally collected upfront. For years ending December 31, 2019 and 2018 the Company recognized $2,288 and $0 in revenue, respectively.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018 the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed assets consist of internally developed software. As of December 31, 2019 and 2018, the Company had $70,416 and $16,370 in net fixed assets, respectively. The following table shows the details of the fixed assets, depreciating over a 5 year period starting December 2019.

| Fixed Assets | 2019 | 2018 |
|---|---|---|
| Internally developed software | $ 70,710 | $ 16,370 |
| Less accumulated depreciation | (294) | 0 |
| Fixed Assets, net | $ 70,416 | $ 16,370 |

NOTE 4 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2019 approximates $187,000. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock

As of December 31, 2019, the Company had authorized 10,000,000 shares of common stock, par value $0.001. As of December 31, 2019 and 2018, the Company had 7,267,500 and 5,177,500 shares of common stock issued and outstanding.

Additional Paid-In Capital – SAFEs

In 2018, the Company issued SAFEs totaling $100,000. The SAFEs are automatically convertible into preferred stock on the completion of a bona fide transaction with the principal purpose of raising capital in which the Company issues and sells preferred stock at a fixed pre-money valuation ("Equity Financing"). The conversion price is 80% of the price per share of stock received by the Company in the Equity Financing.

In 2019, the Company issued SAFEs totaling $250,000. The SAFEs are automatically convertible into preferred stock on the completion of an Equity Financing. The conversion price is 80% of the price per share of stock received by the Company in the Equity Financing.

NOTE 6 – SHARE-BASED COMPENSATION

The Company has a 2018 share-based compensation plan (the "2018 Plan") which permits the grant or option of shares to its employees for up to 500,000 shares of common stock. The Company believes that such awards will help the Company attract, retain, and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

During 2018, the Company issued 500,000 stock options for common stock with an exercise price of $0.001 per share that vest over 4 years under the 2018 Plan. During 2018, the Company issued 4,332,500 shares of common stock that vest over a period of 3 years, and at certain revenue goals. The issuance of the shares 4,332,500 shares were approved by the Board of Directors and were not granted under the 2018 Plan. The vesting for revenue goals are 332,500 shares upon the Company earning $1M in gross revenues, 285,000 upon the Company earning $4M in gross revenues, 285,000 upon the Company earning $9M in gross revenues, or 23,000 shares for every 75,000 hearing tests conducted on the app or from sublicensees of the technology As of December 31, 2019 and 2018, 138,889 and 0 stock options had vested, respectively. As of December 31, 2019 and 2018, 2,090,000 and 0 of the shares had vested, respectively. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2019, no stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating to pay dividends in the foreseeable future. Below are the Black Scholes factors utilized by management:

| | | |
|---|---|---|
| Exercise price | $ | 0.001 and $0.0 |
| Fair value share price | | 0.001 |
| Expected volatility | | 45.0% |
| Expected term | | 2.00 years |
| Expected dividend rate | | 0.00% |
| Risk-free rate | | 2.66% and 2.02% |
| Fair value per share option | $ | 0.0003 and $0.001 |

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in SAFEs. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through January 6, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.